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MAR - 1 2012

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12012978

SECURITI ... OMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 52351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consultiva Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Carr. 165 Km 1.2 #48 Suite 801 City View Plaza
(No. and Street)

Guaynabo, Puerto Rico 00968
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia st. 4th floor, San Juan, Puerto Rico 00917
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, Noris E. Prieto Figueroa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consultiva Securities, Inc., as of February 29, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit # 3

WANDA GISELLE MIRANDA CRUZ ABOGADO NOTARIO

Wanda G. Miranda Cruz

Notary Public

Noris E. Prieto Figueroa

Signature

Controller

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

Consultiva Securities, Inc.

(a wholly-owned subsidiary of Consultiva Internacional, Inc.)

December 31, 2011 and 2010

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Table of Contents

Report of Independent Certified Public Accountants 1-2

Financial Statements:

- Balance Sheets 3
- Statements of Operations 4
- Statements of Changes in Stockholder's Equity 5
- Statements of Cash Flows 6

Notes to Financial Statements 7-10

Supplemental Data:

- Exhibits –
- Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission 11
- Schedule II – Reconciliation of aggregate indebtedness under Rule 17a-5 of the Securities and Exchange Commission 12

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5 13-14

Kevane
Grant Thornton

Report of Independent Certified Public Accountants

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Board of Directors of
Consultiva Securities, Inc.:

We have audited the accompanying balance sheets of **Consultiva Securities, Inc.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.) (the "Company"), as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Consultiva Securities, Inc.**, as of December 31, 2011 and 2010, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the examination of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the accounting records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 27, 2012

E12809
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Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Balance Sheets
December 31, 2011 and 2010

Assets

	2011	2010
Current assets:		
Cash	$ 138,511	$ 148,122
Commissions receivable	201,619	265,975
Due from parent company	159,288	107,844
Prepayments	6,505	6,176
Total current assets	505,923	528,117
Deposit with clearing house	102,069	75,501
Total assets	$ 607,992	$ 603,618

Liabilities and Stockholder's Equity

	2011	2010
Liabilities:		
Accounts payable and accrued expenses	$ 258,964	$ 301,947
Income tax payable	12,388	20,147
Total current liabilities	271,352	322,094
Deferred rent	12,881	-
Deferred tax laibility	2,975	-
Total liabilities	287,208	322,094
Stockholder's equity:		
Common stock, $100 par value, 10,000 shares authorized, 70 shares issued and outstanding	7,000	7,000
Additional paid-in capital	95,000	95,000
Accumulated earnings	218,784	179,524
Total stockholder's equity	320,784	281,524
Total liabilities and stockholder's equity	$ 607,992	$ 603,618

The accompanying notes are an integral part of these balance sheets.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Operations
Years Ended December 31, 2011 and 2010

	2011	2010
Commissions and fees	$ 1,320,243	$ 1,511,183
Operating expenses:		
Management fee	653,918	738,957
Administrative expenses	195,567	175,383
Clearing fees	139,565	99,616
Rent	86,874	86,397
Professional services	91,358	219,236
Insurance	17,575	18,038
Others	86,084	93,295
Total operating expenses	1,270,941	1,430,922
Income before provision for income taxes	49,302	80,261
Provision for income taxes, net		
Income tax expense-current	(7,067)	(20,448)
Income tax expense-deferred	(2,975)	-
Total provision for income taxes, net	(10,042)	(20,448)
Net income	$ 39,260	$ 59,813

The accompanying notes are an integral part of these statements.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2011 and 2010

	Common stock	Additional paid-in capital	Accumulated earnings	Total
Balance, December 31, 2009	$ 7,000	$ 80,000	$ 119,711	$ 206,711
Capital contribution	-	15,000	-	15,000
Net income	-	-	59,813	59,813
Balance, December 31, 2010	7,000	95,000	179,524	281,524
Net income	-	-	39,260	39,260
Balance, December 31, 2011	$ 7,000	$ 95,000	$ 218,784	$ 320,784

The accompanying notes are an integral part of these statements.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Cash received from customers and others	$ 1,384,599	$ 1,330,550
Cash paid to suppliers	(1,301,372)	(1,177,428)
Income taxes paid	(14,826)	(2,743)
Net cash provided by operating activities	68,401	150,379
Cash flows used in investing activities-		
Cash deposited with clearing house	(26,568)	(16,309)
Cash flows from financing activities:		
Capital contributions	-	15,000
Advances from parent company	1,873,122	1,746,127
Payments to parent company	(1,924,566)	(1,825,483)
Net cash used in financing activities	(51,444)	(64,356)
Net (decrease) increase in cash	(9,611)	69,714
Cash, beginning of year	148,122	78,408
Cash, end of year	$ 138,511	$ 148,122

	2011	2010
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 39,260	$ 59,813
Adjustments to reconcile net income to net cash provided by operating activities-		
Changes in assets and liabilities-		
Decrease (increase) in commissions receivable	64,356	(180,633)
(Increase) decrease in prepayments	(329)	3,858
(Decrease) increase in accounts payable	(42,983)	249,636
Increase in deferred rent	12,881	-
Increase in deferred tax liabilities	2,975	-
(Decrease) increase in income tax payable	(7,759)	17,705
Total adjustments	29,141	90,566
Net cash provided by operating activities	$ 68,401	$ 150,379

The accompanying notes are an integral part of these statements.

(1) Nature of operations and of significant accounting policies:

(a) Organization-
Consultiva Securities, Inc. (the Company) is a wholly-owned subsidiary of Consultiva Internacional, Inc. and was organized under the laws of the Commonwealth of Puerto Rico on January 25, 1999. The Company began its operations in June 2001. The Company is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via First Clearing Corp., a correspondent U.S. based firm, who maintains all accounts for the customers.

(b) Summary of significant Accounting policies –

The significant accounting policies followed by the Company are summarized as follows:

(i) **Basis of presentation –**
The Company's fiscal year ends on December 31st of each year. All references to years in these notes to financial statements represents the fiscal years then ended unless otherwise noted. The Company has evaluated subsequent events through February 27, 2012, the date the financial statements were available to be issued.

(ii) **Revenue recognition –**
Commission revenues are recorded on a settlement date basis.

(iii) **Accounts receivable –**
Accounts receivable from customers include amounts due in cash.

(iv) **Allowance for doubtful accounts –**
The Company estimates losses for uncollectible accounts based on the aging of the commissions' receivable and the evaluation of the likelihood of success in collecting the receivable.

(v) **Leases –**
The Company follows Accounting for Leases and recognizes rent expense on a straight-line basis and records a deferred rent liability.

(vi) **Income taxes -**
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

(vii) **Accounting for uncertainty in income taxes –**
The Company determines whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not threshold is met, the Company measures the tax position to determine the amount to recognize in the financial statements.

(viii) **Use of estimates –**
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(ix) **Concentration of credit and business risks –**
Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

As of December 31, 2011 and 2010, two clients accounted for 48% of revenues and 88% and 67% of accounts receivables, respectively.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2011 and 2010, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
2011	4.74 to 1	$ 5,000	$ 60,606	$ 41,459
2010	5.63 to 1	$ 5,000	$ 57,195	$ 35,722

(3) Deposit with clearing house:

This deposit is a requirement of First Clearing Corporation, the U.S. based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was invested by First Clearing Corporation in a money market account.

(4) Receivable from and payable to clearing organization:

Amounts receivable from and payable to the clearing organization as of December 31, 2011 and 2010, consisted of the following:

	2011	2010
Commissions and interest receivable	$ 57,411	$ 84,183
Clearing and other fees payable	$ 19,270	$ 17,226

(5) Related party transactions:

During the years ended December 31, 2011 and 2010, the Company engaged in transactions with its parent company mostly related to advances received, commission income, management fees, rent and administrative fees. Amounts due at year-end are non-interest bearing and have no specific repayments terms.

	2011	2010
Due from parent company	$ 159,288	$ 107,844
Commision income	$ -	$ 2,761
Management fee expense	$ 653,918	$ 738,957
Rent expense	$ 73,993	$ 86,397
Insurance expense	$ 17,575	$ 18,038
Administrative and other expenses	$ 151,131	$ 141,788

(6) Income taxes:

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates (which range from 20% to 30%), after taking into consideration any permanent (non deductible) or temporary differences.

As of December 31, 2011 the Company believes that there are no uncertain tax positions.

Deferred income taxes result from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statement purposes. To the extent it is more likely than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized. As of December 31, 2011 there were no valuation allowance recognized. Deferred tax liability resulted from deferred rent as of December 31, 2011.

The Company's actual income tax expense for the years ended December 31, 2011 differs from theoretical income tax provision calculated at statutory rates, as follows:

	2011	2010
Income before provision for income taxes	$ 39,260	$ 80,261
Theorical income tax expense, based on rates contained in Puerto Rico Income Tax Code of 1994	7,852	16,052
Effect in income tax expense resulting from temporary and permanent differences between financial statements and taxable income.	2,190	4,396
Income tax per financial statements	$ 10,042	$ 20,448

The Company is potentially subject to income tax audits only in the Commonwealth of Puerto Rico for taxable years 2007 to 2011, until the applicable statute of limitations expire. Tax audits, by their nature, are often complex and can require several years to complete.

(7) Supplementary information:

The accompanying Schedules I and II, have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2011 and 2010, the Company has had no activities that would need to be disclosed on such schedules.

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commision
December 31, 2011 and 2010

	2011	2010
Net Capital:		
Capital per audited financial statements	$ 320,784	$ 281,524
Less-Non-allowable asset:		
Prepayments	(6,505)	(6,176)
Commissions receivable	(94,385)	(110,309)
Due from parent company	(159,288)	(107,844)
Net capital	$ 60,606	$ 57,195
Aggregate indebtedness:		
Items included in the accompanying balance sheet	$ 287,208	$ 322,094
Computation of basic net capital requierement:		
Minimum required net capital (aggregate indebtedness / 15)	$ 19,147	$ 21,473
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (highest of above amounts)	$ 19,147	$ 21,473
Excess net capital (net capital - higher of required net capital or $5,000)	$ 41,459	$ 35,722
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 31,885	$ 24,986
Ratio: Aggregate indebtedness to net capital	4.74	5.63
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2011 and 2010):		
Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 116,052	$ 107,133
Audit adjustments - net	(22,446)	(54,938)
Non-allowable assets erroneously reported as allowable assets	(38,000)	-
Reported non-allowable assets	5,000	5,000
Net capital per above	$ 60,606	$ 57,195

Consultiva Securities, Inc.
(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission
December 31, 2011 and 2010

	2011	2010
Reconciliation with Company's Computation (included in part 11A Form X-17a-5 as of December 31, 2011 and 2010):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 266,762	$ 267,156
Audit adjustments	20,446	54,938
Aggregate indebtedness, as reported in Schedule I	$ 287,208	$ 322,094

Kevane
Grant Thornton

Report of Independent Certified Public Accountants
Control Structure Required by Sec Rule 17 A-5

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Board of Directors of
Consultiva Securities, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of Consultiva Securities, Inc. (a wholly-owned subsidiary of Consultiva Internacional, Inc.) ("the Company") as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimate and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 27, 2012.


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